UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of November 3, 2023

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Centogene N.V.

On October 31, 2023, the Loan Agreement between Centogene N.V. (“we” or the “Company”) and Pharmaceutical Investment Company (“PIC”), dated October 26, 2023 (the “PIC Loan Agreement”), was fully funded in an aggregate principal amount of USD 30.0 million. The full text of the PIC Loan Agreement was attached as Exhibit 99.2 to the Company’s Current Report on 6-K filed on October 27, 2023.

On November 1, 2023, we amended (the “Amendment”) our loan and security agreement with Oxford Finance, LLC (“Oxford”), originally dated January 31, 2022 (as amended from time to time, the “Loan and Security Agreement”), to implement the amendments contemplated by the term sheet attached to the consent agreement (the “Consent”) previously entered into between Oxford and the Company and certain of its subsidiaries on June 26, 2023. The full text of the Consent was attached as Exhibit 99.7 to the Company’s Current Report on Form 6-K filed with the SEC on June 27, 2023.

Pursuant to the Amendment, the maturity date of the outstanding term loans under the Loan and Security Agreement (the “Oxford Loans”) was extended by two years to January 29, 2028. The Amendment also extended the interest-only payment period, during which principal payments on the Oxford Loans are not required (the “Interest-Only Period”), to July 1, 2026 from March 1, 2025. The Interest-Only Period shall be further extended to February 1, 2027 upon the Company’s achievement of at least EUR 67.0 million in gross product revenue from its diagnostic and pharma services segments during its 2024 fiscal year.

The Amendment extends the period during which the EUR 9.1 million cash collateral maintenance covenant (the “Cash Covenant”) does not apply to the earlier of November 30, 2023 and the occurrence of an event of default under the Loan and Security Agreement. The Cash Covenant shall terminate in full upon the Company’s receipt of SAR 40.0 million (the “Joint Venture Payment”) pursuant to the commercial agreements contemplated by the Joint Venture Agreement between the Company and PIC, which was attached as Exhibit 99.2 to the Company’s Current Report on Form 6-K filed with the SEC on June 27, 2023 (the “Joint Venture Transaction”). The Amendment also modifies the investments covenant under the Loan and Security Agreement to permit investments up to an amount equal to 65% of certain milestone payments received by the Company under the Joint Venture Transaction.

The Amendment also provides for a reduction of the margin above the 1-month CME Term SOFR reference rate applicable to the Loans from 7.93% to 6.15% per annum, and an increase to the interest rate floor applicable to the Loans from 8.00% to 8.15% per annum. In exchange for payment of a fee of USD 390,000 at the closing of the Amendment, Oxford agreed to halve the final payment fees of 5.75% and 4.95% applicable to the respective tranches of the Oxford Loans. Pursuant to a separate termination letter, the 4.50% success fee applicable to the Oxford Loans was removed entirely. Finally, the Amendment removed the obligation of the Company to prepay the Oxford Loans by USD 5.0 million upon the consummation of the Joint Venture Transaction.

The foregoing is a summary of certain terms and provisions of the Amendment to the Loan and Security Agreement and is qualified in its entirety by the Amendment, which is furnished as Exhibit 99.1 hereto and incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2023

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1*	Third Amendment to Loan And Security Agreement dated November 1, 2023

*Certain schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.